

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2019

Evan Jones
Chief Executive Officer
OPGEN INC
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

>**Re: OPGEN INC**
>**Registration Statement on Form S-1**
>**Filed March 1, 2019**
>**File No. 333-230036**

Dear Mr. Jones:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Link at (202) 551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Mary Mullany